Exhibit 99.1

Glass House Brands Inc. Announces Voting Results Following Annual General and Special Meeting

LONG BEACH, CA and TORONTO, June 25, 2024 // -- Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., announces that, at the Company's annual general and special meeting (the "Meeting") of shareholders that was held on June 21, 2024 at 11:00 a.m. (Pacific Time), the Company's shareholders passed all of the resolutions put before them.

At the Meeting, all seven nominees for the board of directors of the Company were elected, the voting results of which are as follows:

Number of Shares(1)
Director	For	Withheld/Abstain
Kyle Kazan	112,809,884 (99.85%)	174,886 (0.15%)
Graham Farrar	112,837,474 (99.87%)	147,296 (0.13%)
John Nichols Jr.	112,962,867 (99.98%)	21,903 (0.02%)
Humble Lukanga	112,920,109 (99.94%)	64,661 (0.06%)
Jocelyn Rosenwald	112,787,102 (99.83%)	197,668 (0.17%)
George Raveling	112,941,726 (99.96%)	43,044 (0.04%)
Yelena Katchko	112,947,478 (99.97%)	37,292 (0.03%)

Note:

(1)	The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company. The limited voting shares of the Company are not entitled to vote on the election of directors.

Shareholders also approved the re-appointment of Macias Gini & O'Connell LLP as auditors of the Company for the ensuing year, authorized the directors to fix the auditors' remuneration, and approved the renewal of the Company's Omnibus Equity Incentive Plan for a further three years.

Full details of the foregoing are contained in the Report of Voting Results for the Meeting which has been filed on SEDAR+ at www.sedarplus.ca.

ABOUT GLASS HOUSE BRANDS INC.

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan Chairman and CEO, and Graham Farrar Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer and Corporate Secretary

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com